UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-56461

(Check One):     |X| Form 10-K          |_| Form 11-K         |_| Form 20-F
                 |_| Form 10-Q          |_| Form N-SAR

                 For Period Ended:  March 1, 2003
                 |_|      Transition Report on Form 10-K
                 |_|      Transition Report on Form 20-F
                 |_|      Transition Report on Form 11-K
                 |_|      Transition Report on Form 10-Q
                 |_|      Transition Report on Form N-SAR
                 For the Transition Period Ended:  _____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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PART I - REGISTRANT INFORMATION

Pierre Foods, Inc.
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Full Name of Registrant

9990 Princeton Road
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Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio  45246
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
|X| 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

As this Form 10-K came due, the registrant had not yet completed its evaluation of the effect of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

            Ms. Pamela M. Witters, Chief Financial Officer, (513) 874-8741

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  |X|      Yes              |_|      No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |X|      Yes              |_|      No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Revenues for the fiscal year ended March 1, 2003 ("fiscal 2003") were $275,393,455, as compared to revenues of $242,605,000 for the fiscal year ended March 2, 2002 ("fiscal 2002"). Operating income for fiscal 2003 was $16,681,854, as compared to operating income of $13,575,937 for fiscal 2002. Net income for fiscal 2003 was $1,777,981, as compared to net income of $580 for fiscal 2002.

Pierre Foods, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 30, 2003                      By:    /s/ Pamela M. Witters
                                           -------------------------------------
                                              Pamela M. Witters
                                              Chief Financial Officer






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